VIA EDGAR

March 11, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Amendment No. 5 to Offering Statement on Form 1-A Filed February 20, 2025 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated March 4, 2025, commenting on the Company’s Amended Offering Statement on Form 1-A filed February 20, 2025 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 5 to Offering Statement on Form 1-A filed February 20, 2025

Dilution, page 18

1.                  Please revise your calculation of Net tangible book value as of August 31, 2024 to remove Total liabilities as of August 31, 2024 to align the calculation with the standard definition.

Response: In response to this comment, the Company has amended the Offering Statement at page 18 to revise the net tangible book value and dilution tables as requested.

Use of Proceeds, page 21

2.                  We note your response to prior comment 5. Please similarly correct and update the Gross Offering Proceeds in your 75% column.

Response: In response to this comment, the Company has amended the Offering Statement to update and correct the 75% column in the Use of Proceeds table.

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Description of Property

Talawaan Property, page 26

1.                  Please correct the date of the "agreement dated June 19, 2021" to the correct date of June 21, 2024. Additionally, disclose when the transaction closed and became effective. We note the disclosure in Note 9 on page F-12 that the Company completed its acquisition in December 2024.

Response: In response to this comment, the Company has amended the Offering Statement where indicated to correct the date of the agreement and to disclose that it completed the acquisition in December of 2024, with the new arrangement going into effect on January 1, 2025.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Private Offering of Common Stock, page 40

2.               You appear to have revised Item 4 of Part I in response to prior comment 7. However, prior comment 7 referred to Item 6(c)(1) of Part I, and we reissue that comment below. Also, in order to be consistent with Parts II and III of your offering circular (which, reflects registration of a $500,000 resale offering) please restore your Item 4 disclosure as it appeared in Amendment No. 4 or advise.

We note your disclosure that, on April 3, 2024, you offered and sold a total of 13,750,000 shares of common stock in a private offering to accredited investors under Rule 506 (b) under Regulation D at price of $0.02 per share, for total proceeds of $275,000, and that, on November 19, 2024, you closed an additional private offering of 8,750,000 shares of common stock to accredited investors under Rule 506 (b) under Regulation D at price of $0.02 per share, for total proceeds of $175,000. We note that this amounts to $450,000 in total proceeds during 2024. This does not appear to be consistent with your disclosure at Item 6(c)(1) of Part I of Form 1-A, which reflects aggregate consideration for which the securities were issued of $500,000 within one year. Please revise or advise.

Response: In response to this comment, the Company has amended the Offering Statement to restore the prior content of Item 4 of Part 1 and to correct Item 6(c)(1) of Part 1 to reflect $450,000 in total proceeds from private offerings of common stock.

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2. Investment in Talawaan Project, page F-11

3.                  We note your expanded disclosure on page 26 regarding the Talawaan Property, the Joint Operating Agreement dated June 19, 2024 and its Amendment dated October 14, 2024 filed as Exhibits 6.2 and 6.3 to Amendment No. 4 to Offering Statement on Form 1-A filed January 13, 2025. Please revise and expand Note 2 to disclose material terms of the Joint Operating Agreement and its Amendment. For example:

•	Disclose the date the transaction closed and became effective;
•	Correct the term of the agreement to 25 years;
•	Correct the number of hectares to 10 and indicate the expected expansion to 50 hectares in April 2025;
•	Disclose the $350,000 payment for the remaining 30% interest in the mining operations;
•	Disclose the quarterly transfer of excess income generated by the mining operations to the Company by the operating partner; and
•	Disclose the quarterly 25% royalty payment on net profit generated.

Response: In response to this comment, the Company has amended the Offering Statement at footnote 2 to the financial statements to include the additional disclosures requested.

Consolidated Financial Statements for the Quarters Ended August 31, 2024 and 2023

4. Funds held by operating partner for reinvestment, page F-11

4.                  Please revise Note 4 to address the changes resulting from the Joint Operating Agreement and its Amendment. In this regard, we note that the operating partner will no longer hold funds for reinvestment and that the balance will be converted via a debt for equity swap of approximately $20 million.

Response: In response to this Comment, the Company has amended the Offering Statement at footnote 4 to the financial statements to provide the additional disclosures requested.

In addition to the amendments described above, the Company has also amended the Offering Statement as necessary due to the recent passing of Director Fred Kempson.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.

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